PRESS RELEASE
CZN-TSX CZICF-OTCBB	July 24, 2007

Sprott Asset Management acquires 9.8% of Canadian Zinc Corporation $10 Million Financing Closed

Toronto - July 24, 2007 - Canadian Zinc Corporation (“TSX:CZN”) is pleased to report that it has closed the previously announced private placement financing with Sprott Asset Management Inc. for 11,765,000 Units at a price of $0.85 per Unit for total proceeds of $10,000,250.  Each Unit consists of one common share and one-half share purchase warrant, each full warrant exercisable at a price of $1.20 per share for two years.

As a result of this transaction Sprott Asset Management on behalf of accounts managed by Sprott now owns 11,765,000 shares representing approximately 9.8% of the Canadian Zinc’s outstanding shares. Sprott has stated that the securities are being held for investment purposes and depending on market and other conditions, Sprott may from time to time in the future increase or decrease its ownership, control or direction over the shares of Canadian Zinc Corporation, through market transactions, private agreements or otherwise.

At June 30, 2007 Canadian Zinc had approximately $25 million in cash, which following the closing this financing has now been increased to approximately $35 million.  The funds will be used for the ongoing surface exploration and underground definition drilling programs on Canadian Zinc’s Prairie Creek property.

Canadian Zinc has 120,207,950 shares outstanding and is listed on the Toronto Stock Exchange under the symbol “CZN”.

About Canadian Zinc Corporation:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com